APELLA
RESOURCES INC.



082-03822

Apella Resources Inc.

For Immediate Release

APELLA RECEIVES NI 43-101 COMPLIANT TECHNICAL REPORT FOR THE IRON-T VANADIUM-IRON-TITANIUM PROJECT

Vancouver, BC – 10:30 A.M., Wednesday September 1, 2010

Apella Resources Inc. (TSX.V: APA), (Frankfurt Symbol: NWN) is pleased to announce that the Company has received, and filed on SEDAR, an NI 43-101 compliant technical report titled: "Technical Report VANADIUM-TITANIUM-IRON Resource Estimation of the IRON-T Property, MATAGAMI AREA, QUEBEC, CANADA," dated August 27th, 2010.

SGS-Geostat calculated in its technical report that the Iron-T hosts an inferred resource of 11,630,000 tonnes at 0.73% V_2O_5Eq at the time of its study. It is noted that this initial SGS-Geostat resource calculation does not include any assay results from the 15 drill holes recently drilled since May 1st, 2010 or the two 2009-2010 extended drill holes, for a total length of 2,222 m (7,290 feet). It also does not include any assay results obtained from recent channel sampling and the 85 samples reported on in Apella's August 26th, 2010 news release. All of these results will need to be calculated into future technical reports.

Apella's Chairman, Patrick D. O'Brien, ICD.D comments: "This is an important milestone in the exploration and development of the Iron-T project. We look forward to beginning the proposed definition drilling and the excellent potential to increase and upgrade the resource calculations for the Iron-T."

The SGS-Geostat Technical Report was summarized in Apella's news release dated July 12th, 2010. The SGS-Geostat 43-101 report as filed on SEDAR recommends:

- continuing drilling and provides a purely conceptual budget of $2,623,500. The SGS budget includes 11,000 metres of diamond drilling excluding numerous program support costs which would be additional
- continuation of detailed cartography and exploration work
- implantation of orientation surveys on the relevant 2009-2010 drill holes and all future drill targets
- additional metallurgical testing
- sending duplicate samples to an additional lab for testing of correction factors.

Dr. Christian Derosier, P. Geo., consulting geologist and Qualified Person for the Iron-T project has now proposed to management for consideration an extensive four-phase $5,756,625 budget (including taxes) for additional exploration and development of the Iron-T Project. The budget includes approximately 120 drill holes totaling approximately 20,000 metres of definition diamond drilling and all other aspects of assaying, metallurgical testing etc.

dlw 9/17

Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.apellaresources.com • apella@apellaresources.com

The Iron-T mineral deposit, as it is today, contains enough resources to justify additional work on the property that could lead to a preliminary economic assessment study. The $5.775 million budget proposed by Dr. Derosier is designed to increase significantly the quality of the geological information and update the overall resources and the geological model for the Iron-T. With the addition of the drilling data that would be derived from the 4-phase program the update of the resources could include the measured and indicated categories. This would then place the Iron-T Project in a pre-feasibility position.

The budget proposed by Dr. Derosier is as follows:

Phase	Total Drilling Meterage	Total Drilling Footage	Total Budget Amount
Phase A	2,700 metres	8,859 feet	$ 874,026
Phase B	3,450 metres	11,319 feet	$ 974,760
Phase C	5,550 metres	18,209 feet	$ 1,565,725
Phase D	8,300 metres	27,231 feet	$ 2,342,114
Total	**20,000 metres**	**65,617 feet**	**$ 5,756,625**

The Iron-T Vanadium-Iron-Titanium Project currently consists of 146 claims totaling 3,995.57 Ha covering one continuous block of claims straddling Lozeau, Comporte and Isle Dieu townships, Quebec, Canada. The central part of the claims is located 10 km ESE of the town of Matagami. The property is accessible via an all-weather gravel road N805. The Iron-T Vanadium-Iron-Titanium project is not subject to any environmental liabilities. Apella has a 100% interest in all of the Iron-T mineral claims.

This press release has been reviewed by Dr. Christian Derosier, P. Geo., Consulting Geologist and Qualified Person for the Iron-T project under National Instrument 43-101.

ON BEHALF OF THE BOARD OF DIRECTORS OF APELLA RESOURCES INC.

"Patrick D. O'Brien
Patrick D. O'Brien, ICD.D – Chairman

SEC Exemption 12(g)3-2(b) File no. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

Suite 1600, The Bower Building, 543 Granville Street, **Vancouver, British Columbia** Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • **www.apellaresources.com** • apella@apellaresources.com